

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA


03029451

82-2083

14 August 2003

Dear Sirs

PONL Q2 2003 and P&O Q2 2003

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc



News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.00 HOURS (UK TIME),
THURSDAY 14 AUGUST 2003

P&O NEDLLOYD RESULTS: SECOND QUARTER 2003

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line for the second quarter 2003. In general terms it shows that:

In Q2

- P&O Nedlloyd achieved an operating profit for the quarter of $11 million before restructuring costs compared to a loss of $46 million in Q2 2002;
- Volumes were 4% higher than Q2 2002;
- Average revenue per teu improved by 11% on Q2 2002 and by 5% on Q1 2003; and
- $300 million annualised cost savings have been achieved so far in 2002/03.

Outlook

- Despite the strength of the Euro and continuing high fuel prices, the balance of supply and demand in the industry is expected to remain favourable for the foreseeable future, creating an increasingly positive outlook.

Further information: Andrew Lincoln, Manager, Investor Relations and Strategy, P&O (020 7321 4490)

Victoria Moth, Corporate Communications Manager, P&O (020 7321 4593)

Leon Albers, Manager, Investor Relations, Royal Nedlloyd (0031 10 400 6911)

Cor Radings, Corporate Public Relations, Royal Nedlloyd (0031 626 316 854)

RESULTS & STATISTICS

	Q2 2003	Q2 2002	Year to Date 2003	Year to Date 2002
Throughput (teus)				
Europe/Asia	297,000	287,500	590,700	551,300
North/South & Cross Trades	344,300	332,900	661,600	617,700
North America	291,900	278,700	562,300	521,800
Total	**933,200**	**899,100**	**1,814,600**	**1,690,800**
Average revenue per teu	1,250	1,131	1,224	1,139
Revenue	1,166	1,017	2,221	1,926
Operating profit/(loss) before interest and tax (before restructuring costs)	**11**	**(46)**	**(45)**	**(112)**
Restructuring costs	(4)	(15)	(6)	(17)
Operating profit/(loss) before interest and tax (after restructuring costs)	**7**	**(61)**	**(51)**	**(129)**
Net profit on sale of fixed assets	0	10	0	6
Interest, minorities and other items	(12)	(10)	(23)	(22)
Profit/(loss) before tax	**(5)**	**(61)**	**(74)**	**(145)**

Notes to editors :

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. The $11 million operating profit for Q2 2003 (before restructuring costs of $4 million) represents a substantial improvement in P&O Nedlloyd's performance compared with both Q2 2002 (a loss of $46 million before restructuring costs of $15 million) and Q1 2003 (operating loss of $57million before restructuring costs of $1million);

2. The key feature of the result is the continuing positive trend in average revenue rates which were 5% up on Q1 2003 and 11% up on Q2 2002. These increases have been assisted by bunker surcharges and the effect of currency movements. Rate increases continue to be achieved on the high volume Europe Asia Trade. The rate negotiations on the Transpacific trade were successfully concluded in May.

3. Volume growth of 4% was achieved compared to Q2 2002. This was lower than average world trade growth during the period due to a slow down in certain trades, such as Latin America and Inter Asia;

4. Despite higher operating costs generated by the strength of the Euro and bunkers the company has achieved $300 million in annualised cost savings in 2002/3. Further substantial savings will follow next year with the full implementation of new global processing and information systems; and

5. The continuing growth of world trade, coupled with the upward trend in revenue rates, points to a positive outlook for the second half of the year, although the strength of the Euro, high fuel prices and charter rates continue to increase some operating costs.

(ends)



News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07.01 HOURS (UK TIME) ON THURSDAY, 14 AUGUST 2003

P&O TRADING UPDATE: APRIL TO JUNE 2003

This is the Q2 update in 2003 for P&O's ports, ferries and logistics businesses. The next quarterly update (July to September 2003) is provisionally scheduled for 13 November 2003. The quarterly updates complement P&O's financial results statements, the next of which will be the Group's interim results which are expected to be announced on 11 September 2003.

Key Points for Q2

- Organic growth in Ports' container volumes remains high at 22% for Q2 and P&O has recently announced significant expansion of its business in the rapidly growing regions of China and India;
- Ferries freight and tourist vehicle carryings in Q2 were at similar levels to last year but car rates remained significantly lower. The Ferries first half result will be impacted by a £4.1 million non-recurring provision relating to a European Communities court judgment concerning operations on the Portsmouth-Bilbao route prior to December 1998; and
- Cold Logistics continued to perform well in Australasia and the integration of the recent acquisition from ProLogis in the USA has been largely completed.

P&O Nedlloyd, in which P&O has a 50% interest, is reporting its trading and financial results for Q2 today.

Further information: Andrew Lincoln, Manager, Investor Relations and Strategy
020 7321 4490
Victoria Moth, Corporate Communications Manager
020 7321 4593

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com

PORTS

	Throughput[1] (TEU[2]' 000)			
	Q2		YTD	
	2003	2002	2003	2002
By Region				
Asia	1,136	915	2,213	1,676
Americas	456	314	823	604
Europe	752	625	1,386	1,183
ANZ	399	322	795	623
Total	**2,743**	**2,176**	**5,217**	**4,086**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

Summary

Q2 2003 throughput was 26% up on Q2 2002 with 22% attributable to organic growth. Year to date growth has been 28% with 25% attributable to organic growth. P&O has recently announced significant expansion of its business in the rapidly growing regions of China and India.

Container Terminals

Asia

1. In China, P&O announced in July that it has signed an agreement with the Qingdao Port Company to invest in and operate the new phase of the Qingdao container port and that P&O is selling 20% of its 49% stake in Qingdao to Maersk A/S. P&O will then hold a 29% interest in an enlarged port with an ultimate total capacity of 6.4 million teus. The existing Qingdao terminal operated by P&O is now operating at its capacity of 1.3 million teus. The terminal at Shekou in Shenzen continued to experience strong growth in Q2.
2. In India, P&O announced in June that it had acquired a new terminal at Mundra that will have a capacity of 1.3 million teus. The terminal commenced operations in July. Two new quay cranes have been delivered on schedule and these, together with two mobile cranes, are expected to be operational by the end of August. The NSICT terminal near Mumbai continued to operate at its full capacity of 1.3 million teus.

3. Among the other Asian terminals, LCIT in Thailand and Surabaya in Indonesia experienced further volume growth in Q2. Growth at ATI in the Philippines was low in Q2 partly due to the impact of a weakening Peso.

Americas

4. At PNCT in New York, trading has been difficult as the construction work has impacted productivity levels. The current phase of construction to provide additional yard space is scheduled to be completed in Q3 although operating costs will continue to remain relatively high.
5. In Vancouver, progress at the newly acquired terminal continued according to plan. A contract with a large customer was extended at increased rates and expansion plans for the terminal are well developed.
6. In Argentina, in Q2 both import and export volumes were ahead of 2002, albeit from a low base.

Europe

7. The UK terminals experienced good growth in origin and destination cargo and increases in ancillary revenue in Q2.
8. Antwerp continued to enjoy good growth in Q2 albeit at low yields due to relatively low tariffs. Planning continues for the new terminal in the Deurganckdock.
9. In France, the acquisition of EGIS Ports SA by P&O Ports and CMA-CGM was completed in July. Egis has significant interests in Le Havre, Marseille and Fos.

Australia

10. In Australia, growth was strong in Q2 although not as high as Q1. A number of vessels arrived off schedule resulting in periods of congestion and operational difficulties.

<u>Bulk and General</u>

11. At ATI in the Philippines, general cargo and grain volumes were low in the latter part of the quarter, partly due to a weakening of the Peso. The new domestic terminal experienced a slower than projected build up in volume due to delays in the transfer of services within the port.
12. POPNA in the USA experienced difficult trading conditions including weak steel volumes.
13. In Antwerp, P&O achieved increased volume in Q2 despite there being no growth in the market as a whole.
14. In Australia, part of the business continued to suffer from the consequences of the drought earlier in the year.

FERRIES

	Carryings ('000)							
	Q2				YTD			
	2003	**2002 Cont. Routes**	**2002 Discont. Routes**	**2002 Actual**	**2003**	**2002 Cont. Routes**	**2002 Discont. Routes**	**2002 Actual**
Cars + coaches								
Short Sea	433	431	6	437	700	717	9	726
Other Routes	248	262	13	275	369	391	21	412
Total	**681**	**693**	**19**	**712**	**1,069**	**1,108**	**30**	**1,138**
Passengers								
Short Sea	2,689	3,034	56	3,090	4,378	4,996	102	5,098
Other Routes	976	1,060	70	1,130	1,563	1,707	112	1,819
Total	**3,665**	**4,094**	**126**	**4,220**	**5,941**	**6,703**	**214**	**6,917**
Freight Units								
Short Sea	237	235	39	274	482	442	75	517
Other Routes	285	283	58	341	566	552	123	675
Total	**522**	**518**	**97**	**615**	**1,048**	**994**	**198**	**1,192**

(1) 'Short Sea' is the Dover-Calais route. 'Other Routes' is an aggregation of P&O Ferries' other routes around the UK, namely North Sea, Irish Sea and the Western Channel.
(2) Routes closed or discontinued in 2002 include Dover-Zeebrugge on the Short Sea, the routes from Felixstowe to Rotterdam and Zeebrugge on the North Sea and the Scottish Isles routes.

Summary

1. Tourist – In Q2, P&O's tourist vehicle carryings recovered to prior year levels on the Short Sea and improved on the Irish Sea but elsewhere were below last year. Passenger carryings were below last year in all sectors except the Irish Sea. This reflected an overall downturn in the travel market during and subsequent to the conflict in Iraq. Although passenger carryings were reduced, on-board spend per head continued to grow strongly in Q2. Promotional activity and discounting on the Short Sea resulted in a significant decline in car rates in Q2 compared to 2002.
2. Freight – In Q2 P&O's freight carryings were at similar levels to last year. Rates remained firm.
3. Irish Sea - P&O announced in May that it had signed a Memorandum of Understanding with Stena AB concerning the proposed acquisition by Stena of part of P&O's ferry operations on the Irish Sea and the transfer of Stena's port operations at Stranraer to P&O's port at Cairnryan.

4. Repayment to Spanish District Council : Ferries first half result will be impacted by a £4.1 million (Euro 5.9 million) non-recurring provision following a requirement to repay amounts to the District Council of Vizcaya, Spain. The repayment concerns travel vouchers purchased prior to December 1998 for the Portsmouth-Bilbao route and follows a judgment given by the Court of First Instance of the European Communities this month. The payments were held to breach State aid rules although they had previously received approval by the European Commission in 1995. The judgment has no ongoing impact on the business and P&O is reviewing it and considering its rights of appeal.
5. The proposals for the introduction of a new organisational structure for P&O Ferries have now been agreed in all locations. Annualised cost savings of £15 million identified from the reorganisation remains on track.

Tourist Vehicles and Passengers

1. On the Short Sea, aggressive discounting and promotional activity in Q2 stimulated 5% growth in the car market. There continued to be an overall decline in the coach market on the Short Sea (down 7% year to date) as tour operators shifted their focus towards the domestic holiday market. P&O's tourist vehicle carryings recovered to last year's levels in Q2, albeit at significantly reduced rates, but P&O passenger carryings were 11% down in Q2 compared to 2002 largely due to the down turn in coach carryings.
2. Other P&O routes reported a decline in tourist vehicles carryings of 5% and passenger carryings of 8% compared to Q2 2002. Rates were ahead of last year. The Irish Sea reported a 15% increase in tourist vehicles and 4% increase in passengers compared to Q2 2002. The Western Channel reported a 9% decline in tourist vehicles and a 10% decline in passengers compared to Q2 2002 while the North Sea reported a 12% decline in tourist vehicles and passengers compared to Q2 2002.
3. In May/June two newly converted passenger ferries (The Pride of Kent and The Pride of Canterbury) were introduced on the Dover-Calais route. The ferries are more efficient than their predecessors and provide an enhanced product for customers.

Freight

1. On the Short Sea, in Q2 both the freight market and P&O carryings were at similar levels to last year.
2. On other routes P&O Q2 carryings were also at similar levels to last year (excluding closed routes). The North Sea achieved 7% growth and Irish Sea carryings increased 5%. The Western Channel reported a 17% decline in carryings, mainly due to the removal of one ship from the Portsmouth-Cherbourg route at the end of 2002, although rates were 3% ahead of 2002.
3. For Ferrymasters, total Continental European volumes increased 1% in Q2 compared to 2002 as growth in UK exports weakened during the quarter. Total rates per unit were marginally better than 2002. Total Irish volumes decreased 3% in Q2 compared to 2002 but total rates per unit improved slightly. Freight management volumes grew 5% in Q2 and margins remained similar to 2002.

COLD LOGISTICS

1. In Q2 Cold Logistics experienced similar trends to those reported in Q1.
2. Australasia achieved 5% organic revenue growth in Q2 compared to 2002 due to strong volumes of sea food products in Western Australia and strong volumes across a number of products in New Zealand. Several small contracts were gained from food manufacturers.
3. In the USA while some specific sites continued to experience competitive pressure in Q2, the integration of the sites acquired from ProLogis was largely completed and is providing benefits above initial expectation. Organic revenue growth of approximately 4% was achieved in Q2 compared to 2002. This was due to strong beef, poultry and retail volumes offset by a poor fish season.

(ends)